EXHIBIT 21

SUBSIDIARIES OF SRS LABS, INC.

Name	Jurisdiction of Incorporation
SRSWOWcast.com, Inc.	Delaware
Shenzhen Representative Office of SRS Labs, Inc.	China
Shanghai Representative Office of SRS Labs, Inc.	China
SRS Labs Japan, KK	Japan